NEWS RELEASE

T. ROWE PRICE NAMES ROB SHARPS PRESIDENT AND
CÉLINE DUFÉTEL CHIEF OPERATING OFFICER

Sharps to Continue as Head of Investments and Group Chief Investment Officer.
Dufétel to Remain Chief Financial Officer and Treasurer.

Bill Stromberg to Continue as Chief Executive Officer and Chair of the Board

Baltimore: February 11, 2021
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NEWS
T. Rowe Price Group (NASDAQ-GS: TROW) announced that effective today, Rob Sharps has been named president and Céline Dufétel has been named chief operating officer (COO). Mr. Sharps will continue to serve as head of Investments and group chief investment officer (CIO), and Ms. Dufétel will continue as chief financial officer (CFO) and treasurer. Both will remain members of the Management Committee and continue reporting to Bill Stromberg, who will remain chief executive officer and chair of the Board.

A 23-year veteran of T. Rowe Price and former longtime portfolio manager of the US Large-Cap Growth Equity Strategy, Mr. Sharps is an astute investor who has become increasingly immersed in all facets of investments at the firm. As head of Investments, he has worked with the investment teams to expand their capabilities and develop new strategies while staying focused on delivering excellent investment performance to our clients. His influence has broadened significantly in recent years to include corporate strategy, product development and pricing, key client relationships, and other enterprise initiatives. Mr. Sharps is also executive sponsor of the firm’s Black Leadership Council, a director on the T. Rowe Price Funds’ Board, and a regular participant in corporate Board activities.

Ms. Dufétel joined T. Rowe Price in 2017 to become CFO and treasurer and has been providing global leadership for the firm’s financial activities, investor relations, strategy, risk oversight, corporate real estate and workplace services, global investment operations, and enterprise change. She has driven important changes that have substantially improved operational capabilities across the firm, is a regular participant in the firm’s corporate Board activities, and has overseen the firm’s pandemic response efforts. In taking on the role of COO, in addition to CFO and treasurer, Ms. Dufétel’s responsibilities will expand to include Global Client Account Services, effective April 1, 2021, and Global Technology, effective July 1, 2021. These shifts reflect an intention to continue progress in making technology and operations strategic differentiators and enablers of the firm’s strategic priorities.
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QUOTE
Bill Stromberg, T. Rowe Price Chief Executive Officer:
“The investment management industry is undergoing a period of change and disruption. And T. Rowe Price has been evolving at pace to meet the changing needs of our clients. We have developed new investment strategies and vehicles, broadened and strengthened our distribution, and modernized our technology and operations. The size and complexity of the company have increased significantly, and we expect this trend to continue. Rob and Céline have each expanded their roles and influence in recent years to help us navigate this period of change. Their appointments today reflect the growing breadth of their contributions and our intention to deepen our senior leadership in preparation for additional growth in the future.”

BIO: ROB SHARPS
Rob Sharps is president, head of Investments, and group chief investment officer. He is chair of the Investment Management Steering Committee and serves on the firm’s Management, International Equity Steering, U.S. Equity Steering, Fixed Income Steering, Asset Allocation, and Product Strategy Committees. Mr. Sharps was the longtime lead portfolio manager of the US Large-Cap Growth Equity Strategy. He joined the firm in 1997 as an analyst specializing in financial services stocks, including banks, asset managers, and securities brokers. Mr. Sharps began his career in 1993 as a senior management consultant at KPMG Peat Marwick, where he focused on corporate transactions, before leaving to pursue his M.B.A. He earned a B.S., summa cum laude, in accounting from Towson University and an M.B.A. in finance from The Wharton School, University of Pennsylvania. He also has earned the Chartered Financial Analyst® designation.

BIO: CÉLINE DUFÉTEL
Céline Dufétel is chief operating officer, chief financial officer, and treasurer. She chairs the Risk and Operational Steering Committee and serves on the firm's Management and Product Strategy Committees. Prior to joining the firm in 2017, Ms. Dufétel was managing director and global head of marketing, product management, and client service at Neuberger Berman. Prior to that, she was a partner and head of the North American Asset Management practice with McKinsey & Company, where she started her career in 2004. Ms. Dufétel earned bachelor's and master's degrees in applied mathematics and economics from École Polytechnique, France, and a master's degree in finance from Princeton University.
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ABOUT T. ROWE PRICE
Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization with $1.46 trillion in assets under management as of January 31, 2021. The organization provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The company also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

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T. ROWE PRICE CONTACTS:

Public Relations Brian Lewbart 443-831-2893 brian.lewbart@troweprice.com	Investor Relations Meghan Azevedo 410-345-2756 meghan.azevedo@troweprice.com